                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------

                                    FORM 11-K

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934

For the Fiscal Year Ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________


COMMISSION FILE NUMBER 1-3187

A. Full title of the plan and address of the plan, if different from that of the issuer named below:


             NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         HOUSTON INDUSTRIES INCORPORATED

                              1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                                TABLE OF CONTENTS

Independent Auditors' Reports, Deloitte & Touche LLP                                            Page  1

Report Of Independent Accountants, Coopers & Lybrand LLP                                        Page  2

Financial Statements:

         Statement of Net Assets Available for Benefits, December 31, 1997                      Page  3

         Statement of Net Assets Available for Benefits, December 31, 1996                      Page  4

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 1997                                                           Page  5

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 1996                                                           Page  6

         Notes to Financial Statements for the Years Ended
         December 31, 1997 and 1996                                                             Page  7

Supplemental Schedules:

         Supplemental Schedule of Investments, December 31, 1997 (Item 27a)                     Page 12

         Supplemental Schedule of 5% Reportable Transactions for the
         Year Ended December 31, 1997 (Item 27d)                                                Page 13


         Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

                          INDEPENDENT AUDITORS' REPORT

NORAM ENERGY CORP.  EMPLOYEE SAVINGS AND INVESTMENT PLAN:


We have audited, by fund and in total, the accompanying financial statements of the NorAm Energy Corp. Employee Savings and Investment Plan (the "Plan") as of December 31, 1997 for the year then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit is conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





DELOITTE & TOUCHE LLP

Houston, Texas

June 24, 1998

                        REPORT OF INDEPENDENT ACCOUNTANTS

NORAM ENERGY CORP.  EMPLOYEE SAVINGS AND INVESTMENT PLAN:

We have audited the accompanying statement of net assets available for benefits of the NorAm Energy Corp. Employee Savings and Investment Plan as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NorAm Energy Corp. Employee Savings and Investment Plan as of December 31, 1996, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits as of December 31, 1996 and the 1996 statement of changes in net assets available for benefits for the year then ended is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                         COOPERS & LYBRAND L.L.P.


Houston, Texas
June 6, 1997

             NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1997

                                 (IN THOUSANDS)


                                                                    PARTICIPANT INVESTMENT FUNDS
                                -----------------------------------------------------------------------------------
                                                                      AMERICAN
                                NORAM ENERGY          HII             EXPRESS          AMERICAN
                                    CORP.            COMMON          TRUST U.S.         EXPRESS         AMERICAN
                                 POOLED GIC          STOCK           GOVERNMENT        SELECTIVE         EXPRESS
                                    FUND              FUND         SECURITIES FUND    FUND, INC.         MUTUAL
                                -------------    --------------    --------------    -------------    -------------
ASSETS

INVESTMENTS

FEDERAL INCOME FUND             $         144

AETNA LIFE INSURANCE
CONTRACT GIC                           11,668

HII COMMON STOCK                                 $       74,254

MONEY MARKET TRUST FUNDS                  375               126

EQUITY FUNDS                                                                                          $      41,838

FIXED INCOME FUNDS                                                 $       49,947    $      20,242

LOANS TO PARTICIPANTS
                                -------------    --------------    --------------    -------------    -------------

TOTAL INVESTMENTS                      12,187            74,380            49,947           20,242           41,838
                                -------------    --------------    --------------    -------------    -------------

RECEIVABLES

PARTICIPANT CONTRIBUTIONS                                    79                42               28               61
EMPLOYER CONTRIBUTIONS                                       66                33               24               50
ACCRUED INVESTMENT
INCOME                                  1,284             1,034               236
                                -------------    --------------    --------------    -------------    -------------

TOTAL RECEIVABLES                       1,284             1,179               311               52              111
                                -------------    --------------    --------------    -------------    -------------

NET ASSETS AVAILABLE
FOR BENEFITS                    $      13,471    $       75,559    $       50,258    $      20,294    $      41,949
                                =============    ==============    ==============    =============    =============

                                                                PARTICIPANT INVESTMENT FUNDS
                                ---------------------------------------------------------------------------------------------------
                                                   AMERICAN                           AMERICAN         AMERICAN
                                  AMERICAN          EXPRESS                         EXPRESS IDS         EXPRESS
                                   EXPRESS            NEW                           DIVERSIFIED        TEMPLETON
                                TRUST EQUITY      DIMENSIONS       PARTICIPANT         EQUITY           FOREIGN
                                   FUND I         FUND, INC.          LOANS         INCOME FUND          FUND            TOTAL
                                -------------    -------------    -------------    --------------    -------------   --------------
ASSETS

INVESTMENTS

FEDERAL INCOME FUND                                                                                                  $         144

AETNA LIFE INSURANCE
CONTRACT GIC                                                                                                                11,668

HII COMMON STOCK                                                                                                            74,254

MONEY MARKET TRUST FUNDS                                                                                                       501

EQUITY FUNDS                    $      40,064    $      80,258                     $        5,368    $       4,881         172,409

FIXED INCOME FUNDS                                                                                                          70,189

LOANS TO PARTICIPANTS                                                   $10,106                                             10,106
                                -------------    -------------    -------------    --------------    -------------   -------------

TOTAL INVESTMENTS                      40,064           80,258           10,106             5,368            4,881         339,271
                                -------------    -------------    -------------    --------------    -------------   -------------

RECEIVABLES

PARTICIPANT CONTRIBUTIONS                  59              119                                 14               14             416
EMPLOYER CONTRIBUTIONS                     47               99                                 10               10             339
ACCRUED INVESTMENT
INCOME                                                                                                                       2,554
                                -------------    -------------    -------------    --------------    -------------   -------------

TOTAL RECEIVABLES                         106              218                                 24               24           3,309
                                -------------    -------------    -------------    --------------    -------------   -------------

NET ASSETS AVAILABLE
FOR BENEFITS                    $      40,170    $      80,476    $      10,106    $        5,392    $       4,905   $     342,580
                                =============    =============    =============    ==============    =============   =============


                       See notes to financial statements.

             NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1996

                                 (IN THOUSANDS)

                                                                 PARTICIPANT INVESTMENT FUNDS
                                -------------------------------------------------------------------------------------------------
                                               NORAM ENERGY        AMERICAN
                                NORAM ENERGY   CORP. POOLED        EXPRESS          AMERICAN                         AMERICAN
                                    CORP.        COMMON           TRUST U.S.         EXPRESS       AMERICAN           EXPRESS
                                 POOLED GIC       STOCK           GOVERNMENT        SELECTIVE       EXPRESS        TRUST EQUITY
                                    FUND           FUND        SECURITIES FUND      FUND, INC.       MUTUAL            FUND I
                              --------------   --------------   --------------   --------------   --------------   --------------
ASSETS

INVESTMENTS

MASSACHUSETTS MUTUAL LIFE
INSURANCE CONTRACT GIC FUND   $       18,875

AETNA LIFE INSURANCE
CONTRACT GIC                          17,856

NorAm COMMON STOCK                             $       61,933

MONEY MARKET TRUST FUNDS               1,197            5,959                    $            6   $           19   $          140

EQUITY FUNDS                                                                                                               25,953

FIXED INCOME FUNDS                                              $       38,922           16,882

BALANCED FUNDS                                                                                            32,495

LOANS TO PARTICIPANTS
                              --------------   --------------   --------------   --------------   --------------   --------------

TOTAL INVESTMENTS                     37,928           67,892           38,922           16,888           32,514           26,093
                              --------------   --------------   --------------   --------------   --------------   --------------

RECEIVABLES

PARTICIPANT CONTRIBUTIONS                                  79               40               32               64               49
EMPLOYER CONTRIBUTIONS                                     66               34               27               54               40
ACCRUED INVESTMENT
INCOME                                                                     175
                              --------------   --------------   --------------   --------------   --------------   --------------

TOTAL RECEIVABLES                                         145              249               59              118               89
                              --------------   --------------   --------------   --------------   --------------   --------------

NET ASSETS AVAILABLE
FOR BENEFITS                  $       37,928   $       68,037   $       39,171   $       16,947   $       32,632   $       26,182
                              ==============   ==============   ==============   ==============   ==============   ==============

                                                        PARTICIPANT INVESTMENT FUNDS
                              ----------------------------------------------------------------------------------
                                AMERICAN                           AMERICAN         AMERICAN
                                 EXPRESS                         EXPRESS IDS         EXPRESS
                                   NEW                           DIVERSIFIED        TEMPLETON
                               DIMENSIONS       PARTICIPANT         EQUITY           FOREIGN
                               FUND, INC.          LOANS         INCOME FUND          FUND             TOTAL
                              --------------   --------------   --------------   --------------   --------------
ASSETS

INVESTMENTS

MASSACHUSETTS MUTUAL LIFE
INSURANCE CONTRACT GIC FUND                                                                       $       18,875

AETNA LIFE INSURANCE
CONTRACT GIC                                                                                              17,856

NorAm COMMON STOCK                                                                                        61,933

MONEY MARKET TRUST FUNDS      $          413                                     $            6           46,662

EQUITY FUNDS                          56,273                    $        1,702            1,635           85,563

FIXED INCOME FUNDS                                                                                        16,882

BALANCED FUNDS                                                                                            32,495

LOANS TO PARTICIPANTS                          $        9,019                                              9,019
                              --------------   --------------   --------------   --------------   --------------

TOTAL INVESTMENTS                     56,686            9,019            1,702            1,641          289,285
                              --------------   --------------   --------------   --------------   --------------

RECEIVABLES

PARTICIPANT CONTRIBUTIONS                117                                 9                9              399
EMPLOYER CONTRIBUTIONS                    97                                 7                6              331
ACCRUED INVESTMENT
INCOME                                                                                                       175
                              --------------   --------------   --------------   --------------   --------------

TOTAL RECEIVABLES                        214                                16               15              905
                              --------------   --------------   --------------   --------------   --------------

NET ASSETS AVAILABLE
FOR BENEFITS                  $       56,900   $        9,019   $        1,718   $        1,656   $      290,190
                              ==============   ==============   ==============   ==============   ==============




See notes to financial statements.

             NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                 (IN THOUSANDS)

                                                                           PARTICIPANT INVESTMENT FUNDS
                                ----------------------------------------------------------------------------------------------
                                                                           AMERICAN
                                    NORAM ENERGY            HII             EXPRESS           AMERICAN
                                        CORP.              COMMON          TRUST U.S.          EXPRESS            AMERICAN
                                     POOLED GIC            STOCK           GOVERNMENT         SELECTIVE            EXPRESS
                                        FUND                FUND         SECURITIES FUND      FUND, INC.           MUTUAL
                                   --------------     --------------     --------------     --------------     --------------
INVESTMENT INCOME

Dividends                                             $        3,568                        $        1,389     $        6,014
Interest                           $          520                        $        2,474

NET APPRECIATION/(DEPRECIATION)
IN FAIR VALUE OF INVESTMENTS                   55             17,721                                   186                579
                                   --------------     --------------     --------------     --------------     --------------

Total                                         575             21,289              2,474              1,575              6,593
                                   --------------     --------------     --------------     --------------     --------------

CONTRIBUTIONS

Participants                                                   2,193              1,209                820              1,690
Employer                                                       1,812              1,210                691              1,404
                                   --------------     --------------     --------------     --------------     --------------

Total                                                          4,005              2,419              1,511              3,094
                                   --------------     --------------     --------------     --------------     --------------

ROLLOVERS                                       4                  7                 81                 79                 51
FUND TRANSFERS                            (23,597)           (12,979)            14,950              2,069              2,967
                                   --------------     --------------     --------------     --------------     --------------

Total                                     (23,593)           (12,972)            15,031              2,148              3,018
                                   --------------     --------------     --------------     --------------     --------------

PARTICIPANT DISTRIBUTIONS                  (1,439)            (4,800)            (8,837)            (1,887)            (3,388)
                                   --------------     --------------     --------------     --------------     --------------

CHANGE IN NET ASSETS
AVAILABLE FOR BENEFITS                    (24,457)             7,522             11,087              3,347              9,317
                                   --------------     --------------     --------------     --------------     --------------


NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR                          37,928             68,037             39,171             16,947             32,632
                                   --------------     --------------     --------------     --------------     --------------

END OF YEAR                        $       13,471     $       75,559     $       50,258     $       20,294     $       41,949
                                   ==============     ==============     ==============     ==============     ==============

                                                                  PARTICIPANT INVESTMENT FUNDS
                                --------------------------------------------------------------------------------------------------
                                                     AMERICAN                        AMERICAN         AMERICAN
                                   AMERICAN           EXPRESS                       EXPRESS IDS        EXPRESS
                                    EXPRESS             NEW                         DIVERSIFIED       TEMPLETON
                                 TRUST EQUITY       DIMENSIONS     PARTICIPANT        EQUITY           FOREIGN
                                     FUND I          FUND, INC.        LOANS        INCOME FUND          FUND             TOTAL
                                 --------------   --------------  --------------   --------------   --------------  --------------
INVESTMENT INCOME

Dividends                                         $        5,986                   $          649   $          542  $       18,148
Interest                                                          $          807                                             3,801

NET APPRECIATION/(DEPRECIATION)
IN FAIR VALUE OF INVESTMENTS     $        9,290            8,983                              (13)            (491)         36,310
                                 --------------   --------------  --------------   --------------   --------------  --------------

Total                                     9,290           14,969             807              636               51          58,259
                                 --------------   --------------  --------------   --------------   --------------  --------------

CONTRIBUTIONS

Participants                              1,546            3,324                              321              327          11,430
Employer                                  1,232            2,710                              241              237           9,537
                                 --------------   --------------  --------------   --------------   --------------  --------------

Total                                     2,778            6,034                              562              564          20,967
                                 --------------   --------------  --------------   --------------   --------------  --------------

ROLLOVERS                                    23               74                               29               51             399
FUND TRANSFERS                            4,768            6,497                            2,705            2,620
                                 --------------   --------------  --------------   --------------   --------------  --------------

Total                                     4,791            6,571                            2,734            2,671             399
                                 --------------   --------------  --------------   --------------   --------------  --------------

PARTICIPANT DISTRIBUTIONS                (2,871)          (3,998)            280             (258)             (37)        (27,235)
                                 --------------   --------------  --------------   --------------   --------------  --------------

CHANGE IN NET ASSETS
AVAILABLE FOR BENEFITS                   13,988           23,576           1,087            3,674            3,249          52,390
                                 --------------   --------------  --------------   --------------   --------------  --------------


NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR                        26,182           56,900           9,019            1,718            1,656         290,190
                                 --------------   --------------  --------------   --------------   --------------  --------------

END OF YEAR                      $       40,170   $       80,476  $       10,106   $        5,392   $        4,905  $      342,580
                                 ==============   ==============  ==============   ==============   ==============  ==============




See notes to financial statements.

          NORAM ENERGY CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                 (IN THOUSANDS)

                                                                                  PARTICIPANT INVESTMENT FUNDS
                                   -----------------------------------------------------------------------------------------------
                                                       NORAM ENERGY         AMERICAN
                                     NORAM ENERGY      CORP. POOLED          EXPRESS             AMERICAN
                                        CORP.             COMMON             TRUST U.S.            EXPRESS             AMERICAN
                                      POOLED GIC           STOCK             GOVERNMENT           SELECTIVE             EXPRESS
                                        FUND                FUND           SECURITIES FUND        FUND, INC.            MUTUAL
                                   ---------------     ---------------     ---------------     ---------------     ---------------
INVESTMENT INCOME

Dividends                                              $         1,211                         $         1,300     $         3,025
Interest                           $         4,037                         $         1,843

NET APPRECIATION/(DEPRECIATION)
IN FAIR VALUE OF INVESTMENTS                                    28,108                                    (860)                784
                                   ---------------     ---------------     ---------------     ---------------     ---------------

Total                                        4,037              29,319               1,843                 440               3,809
                                   ---------------     ---------------     ---------------     ---------------     ---------------

CONTRIBUTIONS

Participants                                                     2,057               1,146                 948               1,766
Employer                                                         1,725                 872                 795               1,477
                                   ---------------     ---------------     ---------------     ---------------     ---------------

Total                                                            3,782               2,018               1,743               3,243
                                   ---------------     ---------------     ---------------     ---------------     ---------------

ROLLOVERS                                                           56                  13                  31                  42
FUND TRANSFERS                             (17,312)                887               6,572                 241               1,504
                                   ---------------     ---------------     ---------------     ---------------     ---------------

Total                                      (17,312)                943               6,585                 272               1,546
                                   ---------------     ---------------     ---------------     ---------------     ---------------


PARTICIPANT DISTRIBUTIONS                   (5,231)             (3,611)             (5,061)             (1,857)             (2,781
                                   ---------------     ---------------     ---------------     ---------------     ---------------



CHANGE IN NET ASSETS
AVAILABLE FOR BENEFITS                     (18,506)             30,433               5,385                 598               5,817
                                   ---------------     ---------------     ---------------     ---------------     ---------------


NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR                           56,434              37,604              33,786              16,349              26,815
                                   ---------------     ---------------     ---------------     ---------------     ---------------

END OF YEAR                        $        37,928     $        68,037     $        39,171     $        16,947     $        32,632
                                   ===============     ===============     ===============     ===============     ===============

                                                 PARTICIPANT INVESTMENT FUNDS
                                  ------------------------------------------------------------------------------------------------
                                                      AMERICAN                         AMERICAN          AMERICAN
                                      AMERICAN         EXPRESS                        EXPRESS IDS         EXPRESS
                                      EXPRESS            NEW                          DIVERSIFIED        TEMPLETON
                                   TRUST EQUITY       DIMENSIONS      PARTICIPANT       EQUITY            FOREIGN
                                       FUND I          FUND, INC.        LOANS        INCOME FUND           FUND         TOTAL
                                  ---------------   ---------------   -------------   -------------   ---------------   ----------
INVESTMENT INCOME

Dividends                         $           212   $         2,162                   $         135   $            61   $    8,106
Interest                                                              $         691                                          6,571

NET APPRECIATION/(DEPRECIATION)
IN FAIR VALUE OF INVESTMENTS                4,335             8,343                              24                95       40,829
                                  ---------------   ---------------   -------------   -------------   ---------------   ----------

Total                                       4,547            10,505             691             159               156       55,506
                                  ---------------   ---------------   -------------   -------------   ---------------   ----------

CONTRIBUTIONS

Participants                                1,398             3,050                             121               140       10,626
Employer                                    1,141             2,531                              95               105        8,741
                                  ---------------   ---------------   -------------   -------------   ---------------   ----------

Total                                       2,539             5,581                             216               245       19,367
                                  ---------------   ---------------   -------------   -------------   ---------------   ----------

ROLLOVERS                                      32                11                               1                 3          189
FUND TRANSFERS                              2,047             2,980             405           1,386             1,290
                                  ---------------   ---------------   -------------   -------------   ---------------   ----------

Total                                       2,079             2,991             405           1,387             1,293          189
                                  ---------------   ---------------   -------------   -------------   ---------------   ----------


PARTICIPANT DISTRIBUTIONS                  (1,872)           (3,101)           (537)            (44)              (38)     (24,133)
                                  ---------------   ---------------   -------------   -------------   ---------------   ----------



CHANGE IN NET ASSETS
AVAILABLE FOR BENEFITS                      7,293            15,976             559           1,718             1,656       50,929
                                  ---------------   ---------------   -------------   -------------   ---------------   ----------


NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR                          18,889            40,924           8,460                                        239,261
                                  ---------------   ---------------   -------------   -------------   ---------------   ----------

END OF YEAR                       $        26,182   $        56,900   $       9,019   $       1,718   $         1,656   $  290,190
                                  ===============   ===============   =============   =============   ===============   ==========


See notes to financial statements.

             NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


1.       ACCOUNTING POLICIES

         In accordance with the provisions of the NorAm Energy Corp. ("Company") Employee Savings and Investment Plan ("Plan"), the financial records of the Plan are kept and the valuations of accounts of participating employees ("Participants") are determined on the accrual basis.

         The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value for securities listed on a national exchange is principally determined using the closing price on the New York Stock Exchange. Fair value for mutual funds is determined using net asset value. The Plan's guaranteed investment contracts are not fully-benefit responsive and, as such are valued at fair value as of December 31, 1997 and 1996.

         The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

         Benefit payments are recorded when paid.

2.       SUMMARY OF THE PLAN

         DESCRIPTION OF PLAN

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan covering all qualified Employee's of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PARTICIPATION

         Houston Industries Incorporated ("HII") merged with the Company during 1997 (see Note 6). The Plan covers qualified employees of the Company. The Plan is designed to comply in all material respects with ERISA. An employee is eligible for participation as of the first day of the calendar quarter coincident with or next following (i) his rehire date or (ii) one month and one day following his hire date. Temporary and part-time employees are eligible to participate after completion of at least 1,000 Hours of Service in a year. The Plan excludes nonresident aliens with no earned income from U.S. sources, employees (other than hourly paid Entex Division employees) who are covered by a collective bargaining agreement that does not expressly provide for participation in the Plan and leased employees. Each Participant may contribute to the Plan annually an amount equal to any whole percentage from 1% to 12% of their pre-tax compensation.

         The maximum amount that a taxpayer may elect to defer as a pre-tax contribution for any taxable year under all cash or deferred arrangements (such as the Plan) in which the taxpayer participates was limited to $9,500 in 1997 and $9,500 in 1996. The limit for 1998 is $10,000, to be adjusted annually thereafter for inflation. The Company matches the Participant's contributions to a maximum of 6% of a Participant's compensation.

         INVESTMENT PROGRAM

         In accordance with the Plan, various investment funds are maintained by the trust. Investment of the Plan's assets into each of the separate funds is based on the specifications of the Participant, in 5% increments. The objective of each of the funds is outlined below:

         NORAM ENERGY CORP. POOLED GIC FUND: Invested primarily in a fixed dollar return with little market risk to capital.

         HII COMMON STOCK FUND (FORMERLY NORAM ENERGY CORP. POOLED COMMON STOCK
         FUND): Invested primarily in shares of common stock of HII and the Company in 1997 and 1996, respectively. See Note 6 regarding the Merger of HII and NorAm Energy Corp.

         AMERICAN EXPRESS TRUST U.S. GOVERNMENT SECURITIES FUND: Invests in short-term bond or debt instruments guaranteed as to principal and interest by the U.S. Government or its agencies or instrumentalities.

         AMERICAN EXPRESS SELECTIVE FUND, INC.: Invests in a portfolio of primarily high-quality corporate bonds, government securities and money market securities.

         AMERICAN EXPRESS MUTUAL: Invests in a portfolio of common stocks, which offer capital appreciation, and in senior securities, such as bonds and preferred stocks, that offer fixed interest and dividend payments.

         AMERICAN EXPRESS TRUST EQUITY FUND I: Invests primarily in medium-to-large, well-established companies offering both long-term capital appreciation and income potential.

         AMERICAN EXPRESS NEW DIMENSIONS FUND, INC.: Invests in a portfolio of primarily common stocks of U.S. and foreign companies in which powerful economic and technical changes may take place. Such companies may also have demonstrated excellent technology, marketing or management expertise.

         AMERICAN EXPRESS IDS DIVERSIFIED EQUITY INCOME FUND: Invests in a portfolio of medium to large, well-established companies that offer long-term capital growth potential as well as reasonable income from dividends and interest.

         AMERICAN EXPRESS TEMPLETON FOREIGN FUND: Invests primarily in common stocks of companies outside the U.S., as well as preferred stocks and certain debt securities.

         At December 31, the number of participants in each fund was as follows:


                                                                           1997          1996
                                                                         -------       -------
NorAm Energy Corp. Pooled GIC Fund                                        2,302         2,549
HII Common Stock Fund (NorAm Energy Corp. for 1996)                       3,612         3,807
American Express Trust U.S. Government Securities Fund                    2,012         1,940
American Express Selective Fund, Inc.                                     1,657         1,762
American Express Mutual                                                   2,751         2,835
American Express Trust Equity Fund I                                      2,476         2,377
American Express New Dimensions Fund, Inc.                                3,584         3,494
American Express IDS Diversified Equity Income Fund                         632           322
American Express Templeton Foreign Fund                                     522           268

         As of December 31, 1997, the Plan had a concentration of investments in the common stock of HII and American Express New Dimensions Fund, Inc. The disclosed fair value of these investments and others were subject to the economic viability of the active marketplace.

         GUARANTEED INVESTMENT CONTRACT

         The American Institute of Certified Public Accountants issued Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" ("Statement"), which was implemented by the Plan during the year ended December 31, 1996. This Statement requires that investment contracts with insurance companies which are fully-benefit responsive be recorded at contract value and contracts which are not fully-benefit responsive be recorded at fair value. The Plan's guaranteed investment contracts are not fully-benefit responsive and, as such are valued at fair value as of December 31, 1997 and 1996. Contract value represents contributions made under the contracts plus interest, less withdrawals made by Participants and distributions to former Participants. Fair value, which does not differ materially from cost, is based upon the net present value of the guaranteed investment contracts at December 31, 1997 and 1996. The Plan's guaranteed investment contracts contain penalties for early withdrawal or termination. One guaranteed investment contract matured in January 1997, resulting in approximately $18.8 million being received by the Plan.

         PLAN ADMINISTRATION

         The Benefits Committee appointed by the Board of Directors of HII, is responsible for directing American Express Bank & Trust (the "Trustee"), in the day to day administration of the Plan. All administrative expenses not paid by the Company are borne by the Plan.

         DISTRIBUTIONS AND FORFEITURES

         A terminated Participant or the beneficiary of a deceased Participant is entitled to a distribution of the value of the Participant's entire account in case of death, disability, or retirement at or after the Participant's attainment of age 65. In case of termination of service for other reasons, a Participant is entitled to a distribution of the entire value of his contribution account plus the vested portion of his Employer Contribution account. Vesting is determined by vesting service years in accordance with the following schedule:

                                                             PARTICIPANT'S
                      YEARS OF                                  VESTED
                      SERVICE                                 PERCENTAGE
                      Less than 2........................         0%
                      Two but less than three..........          20%
                      Three but less than four.........          40%
                      Four but less than five...........         60%
                      Five but less than six............         80%
                      Six or more........................       100%

         Amounts forfeited upon distribution are held separately until the end of the plan year in which the terminated employee incurs five consecutive one year breaks in service. Subsequently, the amount forfeited by a Participant is applied to reduce the Company's contribution to the Plan.

         A terminated Participant may receive a lump sum final distribution of the vested amount accumulated in each Participant's account upon written request. Immediate lump sum distributions are made for accounts which do not exceed $3,500.

         PARTICIPANT LOANS

         A Participant may borrow against amounts attributable to his vested account balance. The maximum amount that a Participant may borrow is the lesser of (i) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made, or (ii) 50% of the value of the Participant's vested account balance under the Plan. The minimum borrowing is $1,000. A Participant may have only one loan outstanding at any one time. Interest rates are fixed at the prime rate prevailing at the loan's inception plus one percent. Interest rates are fixed for the term of the loan at the time of loan origination and ranged from 7% to 10% for loans outstanding as of December 31, 1997. Principal and interest payments are paid ratably through monthly payroll deductions over a term not to exceed sixty months. Participants' account balances are used as collateral for the loans.

         TERMINATION OF THE PLAN

         The Company may terminate the Plan at any time and must give written notice to the Trustee. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and each Participant will become fully vested and entitled to distributions respecting his account.

3.       FEDERAL INCOME TAXES

         No provision for federal income taxes has been made in the financial statements of the Plan. The Internal Revenue Service ("IRS") determined and informed the Company by a letter dated October 10, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("Code"). Although the Plan was amended subsequent to that date, the Benefits Committee and the Company's counsel believe that the Plan was designed and operated in compliance with the requirements of the Code. As a result, the Participant's Pre-tax Contributions, up to a specified maximum amount each calendar year, and the Employer Contributions to the Trust on behalf of a Participant are not currently taxable to a Participant when made, and income from any source accruing to a Participant's account is not taxable when realized by the Trust. Participant withdrawals of after-tax contributions made to the Plan prior to 1987, are excludable from the Participant's gross income for federal income tax purposes. The After-tax Contributions made by a Participant will not be deductible by the Participant. However, Participant withdrawals of amounts attributable to earnings on such After-tax Contributions are subject to federal income tax. Participant withdrawals of amounts attributable to Pre-tax Contributions or Employer Contributions are subject to federal income tax when distributed.

4.       EARLY RETIREMENT AND SEVERANCE PROGRAMS

         During the first quarter of 1996, the Company instituted a reorganization plan affecting its NorAm Gas Transmission Company and Mississippi River Transmission Company subsidiaries, pursuant to which a total of approximately 275 positions were eliminated. Also during the first quarter of 1996, NorAm's Entex division instituted an early retirement program which was accepted by approximately 100 employees. As a result of these early retirement programs, a number of former employees were terminated from the Plan, thus resulting in an increase in distributions during 1996.

5.       RELATED PARTY TRANSACTIONS

         The Trustee is authorized under contract provisions and by ERISA regulations providing administrative and statutory exemptions, to invest in funds under its control and in securities of HII. During 1997 and 1996, the Trustee purchased and sold units of HII and the Company's common stock and American Express Trust Funds as temporary investments, which are shown below:

                                               1997                                                 1996
                                           ------------                                         -----------
             Purchases (HII)               $ 11,497,638          Purchases      (NorAm)         $13,920,000
                       (Trustee)            134,156,049                         (Trustee)        65,619,000

             Sales     (HII)               $ 23,155,437          Sales          (NorAm)         $11,391,000
                       (Trustee)             91,680,576                         (Trustee)        46,941,000


6.       MERGER WITH HOUSTON INDUSTRIES INCORPORATED

         On August 6, 1997, the Company merged with and into a subsidiary of HII and became a wholly owned subsidiary of HII. Consideration for the purchase of NorAm's Common Stock was a combination of cash and HII Common Stock. As a result of the merger the Plan Participants received cash and HII Common Stock as merger consideration in exchange for their NorAm Common Stock. The cash portion of the merger consideration was automatically invested based upon Participant investment elections. The Merger Agreement stipulates that HII, for a period of one year subsequent to the consummation of the Merger will continue or cause to be continued, without adverse change to any employee or former employee, all NorAm benefit plans.

           NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN
                    SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                     ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1997

                     (IN THOUSANDS, EXCEPT SHARES AND UNITS)

                                                                MATURITY    RATE OF        PAR                          CURRENT
               DESCRIPTION OF ASSET                              DATE       INTEREST   VALUE/SHARES       COST           VALUE
---------------------------------------------------------------------------------------------------------------------------------
Guaranteed Investment Contracts
  Aetna #LT-13938                                               01/04/99     8.75%      11,667,638     $   11,668      $ 11,668

*Houston Industries Incorporated Common Stock Fund                                       3,322,164         36,829        74,254

*American Express Trust Money Market Fund I                                                501,131            501           501

*American Express Trust Federal Income Fund                                                  9,429            129           144

*American Express Trust U.S. Government Securities Fund                                 49,947,419         49,947        49,947

*American Express Trust Equity Index Fund I                                              1,469,039         26,183        40,064

*American Express Selective Fund, Inc.                                                   2,210,954         20,077        20,242

*American Express Mutual                                                                 3,049,120         39,912        41,838

*American Express New Dimensions Fund, Inc.                                              3,365,958         62,328        80,258

*American Express Diversified Equity Income Fund                                           570,639          5,412         5,368

*American Express Templeton Foreign Fund                                                   490,040          5,297         4,881
                                                                                                         --------      --------

TOTAL                                                                                                    $258,283      $329,165
                                                                                                         ========      ========

Participant Loans, 7% to 10% interest                                                                    $ 10,106      $ 10,106
                                                                                                         ========      ========

*Party-in-interest

             NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN
                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                           5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 CURRENT VALUE
                                             PURCHASE     SELLING        EXPENSE       COST OF   ON TRANSACTION       NET GAIN
       DESCRIPTION                             PRICE       PRICE         INCURRED       ASSET          DATE           OR (LOSS)
---------------------------------------------------------------------------------------------------------------------------------
SINGLE TRANSACTIONS

Massachusetts Mutual Life Insurance
Contract #5794                                            $18,875,233                 $18,875,233

Money Market Fund I                          18,875,233                                              18,875,233



SERIES OF TRANSACTIONS

*American Express Mutual  Fund
94 Purchases                                 17,869,059                                              17,869,059
168 Sales                                                   9,084,961                   8,138,780                      946,181

*American Express New Diminsions
Fund, Inc.
129 Purchases                                30,365,121                                              30,365,121
148 Sales                                                  15,303,074                  11,432,502                    3,870,572

*American Express Selective Fund, Inc.
234 Purchases                                 9,139,163                                               9,139,163
162 Sales                                                   5,911,012                   5,884,441                       26,571

*American Express U.S. Government
Securities Fund
309 Purchases                                35,473,937                                              35,473,937
140 Sales                                                  25,076,814                  25,076,814

*American Express Trust Equity Fund I
118 Purchases                                15,107,694                                              15,107,694
133 Sales                                                  10,037,274                   6,786,053                    3,251,221

*Houston Industries Incorporated
 Common Stock Fund
83 Purchases                                 11,497,638                                              11,497,638
164 Sales                                                  23,155,437                  13,742,863                    9,412,574

*American Express Money Market Fund I
23 Purchases                                 26,201,075                                              26,201,075
206 Sales                                                  26,267,441                  26,267,441


*Party-in-interest

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                              NORAM ENERGY CORP. EMPLOYEE SAVINGS
                              AND INVESTMENT PLAN


                              By /s/ LEE W. HOGAN
                                ---------------------------------------
                                    (Lee W. Hogan, Chairman of the
                                          Benefits Committee of
                                    Houston Industries Incorporated,
                                           Plan Administrator)


Dated: June 24, 1998

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
23.1           Independent Auditors' Consent Deloitte & Touche L.L.P.

23.2           Consent of Independent Accountants Coopers & Lybrand L.L.P.